EXHIBIT 17.1

Board of Directors

Global Warming Solutions, Inc.

28751 Rancho California, Suite 100

Temecula, CA 92590

RE: Resignation as Chief Financial Officer

Effective immediately, I hereby resign as Chief Financial Officer of Global Warming Solutions, Inc. (the “Company”).

My resignation is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Dated: May 11, 2021

/s/ Charles Mathews

Charles Mathews